Exhibit 99.1

Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	June 30, 2013	December 31, 2012

ASSETS
Current assets
Cash	$2,354	$1,837
Trade and other receivables	200,412	170,972
Crude oil inventory	703	1,363
Financial derivatives	13,167	20,167
	216,636	194,339
Non-current assets
Exploration and evaluation assets (note 3)	227,147	240,015
Oil and gas properties (note 4)	2,193,522	2,037,576
Other plant and equipment	31,886	28,392
Goodwill	37,755	37,755
	$2,706,946	$2,538,077

LIABILITIES
Current liabilities
Trade and other payables	$263,697	$181,558
Dividends payable to shareholders	27,190	26,811
Financial derivatives	18,689	10,826
	309,576	219,195
Non-current liabilities
Bank loan (note 5)	225,434	116,394
Long-term debt (note 6)	449,856	441,195
Asset retirement obligations (note 7)	242,306	265,520
Deferred income tax liability	209,418	189,160
Financial derivatives	5,079	7,201
	1,441,669	1,238,665

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 8)	1,932,025	1,860,358
Contributed surplus	64,520	65,615
Accumulated other comprehensive loss	(1,119)	(12,462)
Deficit	(730,149)	(614,099)
	1,265,277	1,299,412
	$2,706,946	$2,538,077

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Revenues, net of royalties (note 12)	$279,001	$238,228	$506,668	$528,589

Expenses
Production and operating	68,999	56,967	134,215	115,254
Transportation and blending	41,440	47,790	87,576	109,527
Exploration and evaluation (note 3)	1,995	4,467	5,577	6,930
Depletion and depreciation	86,529	70,581	165,110	142,892
General and administrative	10,540	11,137	22,090	22,325
Share-based compensation (note 9)	9,894	12,345	18,938	19,201
Financing costs (note 13)	14,404	11,794	25,380	22,093
Gain on financial derivatives (note 15)	(8,317)	(57,864)	(550)	(46,522)
Foreign exchange loss (note 14)	3,354	6,880	5,135	2,012
Gain on divestiture of oil and gas properties	—	(175,406)	(20,951)	(175,406)
	228,838	(11,309)	442,520	218,306
Net income before income taxes	50,163	249,537	64,148	310,283
Income tax expense (note 11)
Current income tax	—	16,664	—	16,664
Deferred income tax expense	13,971	75,593	17,807	93,381
	13,971	92,257	17,807	110,045
Net income attributable to shareholders	$36,192	$157,280	$46,341	$200,238
Other comprehensive income
Foreign currency translation adjustment	7,457	6,954	11,343	1,568
Comprehensive income	$43,649	$164,234	$57,684	$201,806

Net income per common share (note 10)
Basic	$0.29	$1.32	$0.37	$1.68
Diluted	$0.29	$1.30	$0.37	$1.66

Weighted average common shares (note 10)
Basic	123,271	119,387	122,883	118,975
Diluted	124,362	120,991	124,138	120,839

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus (1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	—	—	—	(157,273)	(157,273)
Exercise of share rights	36,492	(21,428)	—	—	15,064
Vesting of share awards	14,086	(14,086)	—	—	—
Share-based compensation	—	19,201	—	—	19,201
Issued pursuant to dividend reinvestment plan	47,473	—	—	—	47,473
Comprehensive income for the period	—	—	1,568	200,238	201,806
Balance at June 30, 2012	$1,778,235	$69,403	$(1,978)	$(512,655)	$1,333,005
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
Dividends to shareholders	—	—	—	(162,391)	(162,391)
Exercise of share rights	13,495	(8,194)	—	—	5,301
Vesting of share awards	11,839	(11,839)	—	—	—
Share-based compensation	—	18,938	—	—	18,938
Issued pursuant to dividend reinvestment plan	46,333	—	—	—	46,333
Comprehensive income for the period	—	—	11,343	46,341	57,684
Balance at June 30, 2013	$1,932,025	$64,520	$(1,119)	$(730,149)	$1,265,277
(1) Contributed surplus is comprised of share-based compensation.

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$36,192	$157,280	$46,341	$200,238
Adjustments for:
Share-based compensation (note 9)	9,894	12,345	18,938	19,201
Unrealized foreign exchange loss (note 14)	4,919	8,105	8,736	2,112
Exploration and evaluation	1,995	5,100	5,577	6,930
Depletion and depreciation	86,529	70,581	165,110	142,892
Unrealized loss (gain) on financial derivatives (note 15)	451	(47,384)	12,346	(43,182)
Gain on divestitures of oil and gas properties	—	(175,406)	(20,951)	(175,406)
Current income tax expense on divestiture	—	16,664	—	16,664
Deferred income tax expense	13,971	75,593	17,807	93,381
Financing costs (note 13)	14,404	11,794	25,380	22,093
Change in non-cash working capital	(6,776)	(11,594)	(19,558)	(9,713)
Asset retirement obligations settled (note 7)	(1,273)	(377)	(4,246)	(1,148)
	160,306	122,701	255,480	274,062

Financing activities
Payment of dividends	(58,436)	(54,004)	(115,680)	(109,355)
Increase in bank loan	69,592	65,718	109,040	83,860
Issuance of common shares (note 8)	1,583	6,239	5,301	15,064
Interest paid	(5,461)	(3,676)	(21,999)	(18,228)
	7,278	14,277	(23,338)	(28,659)

Investing activities
Additions to exploration and evaluation assets (note 3)	(913)	(3,963)	(5,063)	(7,694)
Additions to oil and gas properties (note 4)	(176,921)	(98,932)	(339,293)	(231,119)
Property acquisitions	(54)	(10,173)	(54)	(12,509)
Proceeds from divestiture of oil and gas properties	1,850	313,834	44,232	317,402
Current income tax expense in divestiture	—	(16,664)	—	(16,664)
Additions to other plant and equipment, net of disposals	(1,350)	(1,623)	(4,720)	(6,667)
Change in non-cash working capital	13,104	(9,276)	74,935	16,842
	(164,284)	173,203	(229,963)	59,591
Impact of foreign currency translation on cash balances	(1,177)	(527)	(1,662)	(375)
Change in cash	2,123	309,654	517	304,619
Cash, beginning of period	231	2,812	1,837	7,847
Cash, end of period	$2,354	$312,466	$2,354	$312,466

See accompanying notes to the condensed consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at June 30, 2013 and December 31, 2012 and for the three and six months ended June 30, 2013 and 2012
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards ("IFRS") and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2012. The Company’s accounting policies are unchanged compared to December 31, 2012 except as listed in note 3 "Changes in Accounting Policies" of the consolidated financial statements of March 31, 2013. The use of estimates and judgments is also consistent with the December 31, 2012 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on August 13, 2013.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.    EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2011	$129,774
Capital expenditures	13,406
Property acquisitions	135,772
Exploration and evaluation expense	(12,202)
Transfer to oil and gas properties	(3,902)
Divestitures	(22,074)
Foreign currency translation	(759)
As at December 31, 2012	$240,015
Capital expenditures	5,063
Exploration and evaluation expense	(5,577)
Transfer to oil and gas properties	(13,901)
Divestitures	(656)
Foreign currency translation	2,203
As at June 30, 2013	$227,147

4.    OIL AND GAS PROPERTIES

Cost
As at December 31, 2011	$2,471,419
Capital expenditures	405,219
Property acquisitions	8,270
Transferred from exploration and evaluation assets	3,902
Change in asset retirement obligations	5,429
Divestitures	(133,447)
Foreign currency translation	(2,483)
As at December 31, 2012	$2,758,309
Capital expenditures	339,293
Property acquisitions	54
Transferred from exploration and evaluation assets	13,901
Change in asset retirement obligations	(22,419)
Divestitures	(32,816)
Foreign currency translation	12,755
As at June 30, 2013	$3,069,077

Accumulated depletion
As at December 31, 2011	$439,259
Depletion for the period	294,623
Divestitures	(13,089)
Foreign currency translation	(60)
As at December 31, 2012	$720,733
Depletion for the period	163,826
Divestitures	(10,191)
Foreign currency translation	1,187
As at June 30, 2013	$875,555

Carrying value
As at December 31, 2012	$2,037,576
As at June 30, 2013	$2,193,522

5.    BANK LOAN

As at	June 30, 2013	December 31, 2012
Bank loan	$225,434	$116,394

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and a $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2, 3 or 4 year period (subject to a maximum four-year term at any time). On June 4, 2013, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the extendible syndicated loan facility to $810.0 million (from $660.0 million), (ii) extend the maximum term of the revolving period for both the operating and syndicated loan facilities to four years (from three years) and, (iii) extend the maturity date of both the operating and syndicated loan facilities to June 14, 2017 (from June 14, 2015). The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy’s assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex’s ability to pay dividends to its shareholders may be restricted.

Financing costs for six months ended June 30, 2013 include credit facility amendment fees of $2.1 million ($0.8 million for the six months ended June 30, 2012). The weighted average interest rate on the bank loan for the six months ended June 30, 2013 was 5.31% (3.50% for the six months ended June 30, 2012).

6.    LONG-TERM DEBT

As at	June 30, 2013	December 31, 2012
6.75% Series B senior unsecured debentures (US$150,000 – principal) due February 17, 2021	$155,736	$147,305
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal) due July 19, 2022	294,120	293,890
	$449,856	$441,195

Accretion expense on debentures of $0.2 million has been recorded in financing costs on long-term debt for the three months ended June 30, 2013 (three months ended June 30, 2012 - $0.2 million) and $0.3 million for the six months ended June 30, 2013 (six months ended June 30, 2012 - $0.3 million).

7.     ASSET RETIREMENT OBLIGATIONS

	June 30, 2013	December 31, 2012
Balance, beginning of period	$265,520	$260,411
Liabilities incurred	9,049	7,092
Liabilities settled	(4,246)	(6,905)
Liabilities acquired	—	1,037
Liabilities divested	(1,294)	(2,372)
Accretion	3,350	6,631
Change in estimate(1)	(30,174)	(328)
Foreign currency translation	101	(46)
Balance, end of period	$242,306	$265,520

(1)	Changes in the status of wells, discount rates and the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

8.     SHAREHOLDERS’ CAPITAL
Shareholders’ Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2013, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	1,366	21,873
Transfer from contributed surplus on exercise of share rights	—	36,667
Transfer from contributed surplus on vesting and conversion of share awards	403	20,118
Issued pursuant to dividend reinvestment plan	2,206	101,516
Balance, December 31, 2012	121,868	$1,860,358
Issued on exercise of share rights	341	5,301
Transfer from contributed surplus on exercise of share rights	—	8,194
Transfer from contributed surplus on vesting and conversion of share awards	259	11,839
Issued pursuant to dividend reinvestment plan	1,125	46,333
Balance, June 30, 2013	123,593	$1,932,025

Monthly dividends of $0.22 per common share were declared by the Company during the three and six months ended June 30, 2013 for total dividends declared of $81.4 million ($60.3 million net of dividend reinvestment) and $162.4 million ($116.8 million net of dividend reinvestment), respectively.

Subsequent to June 30, 2013, the Company announced that a monthly dividend in respect of July 2013 operations of $0.22 per common share totaling $27.3 million ($20.5 million net of dividend reinvestment) will be paid on August 15, 2013 to shareholders of record on July 31, 2013.

9.     EQUITY BASED PLANS
Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.3% of the then-issued and outstanding common shares.

The Company recorded compensation expense related to the share awards of $9.8 million for the three months ended June 30, 2013 (three months ended June 30, 2012 - $11.6 million) and $18.6 million for the six months ended June 30, 2013 (six months ended June 30, 2012 - $18.0 million) .

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at 4.6% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $43.37 per restricted award and performance award granted during the six months ended June 30, 2013 (six months ended June 30, 2012 - $56.04 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)
Balance, December 31, 2011	365	229	594
Granted	370	306	676
Vested and converted to common shares	(133)	(130)	(263)
Forfeited	(36)	(17)	(53)
Balance, December 31, 2012	566	388	954
Granted	400	348	748
Vested and converted to common shares	(105)	(64)	(169)
Forfeited	(36)	(19)	(55)
Balance, June 30, 2013	825	653	1,478

Share Rights Plan

As a result of the conversion of the legal structure of the Company's predecessor, Baytex Energy Trust (the "Trust"), from an income trust to a corporation at year-end 2010, Baytex adopted a Common Share Rights Incentive Plan (the "Share Rights Plan") to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights.

As a result of the adoption of the Share Award Incentive Plan (as described above) effective January 1, 2011, no further grants will be made under the Share Rights Plan. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, canceled or expired.

Under the Share Rights Plan, share rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $0.1 million for the three months ended June 30, 2013 (three months ended June 30, 2012 - $0.7 million) and $0.3 million for the six months ended June 30, 2013 (six months ended June 30, 2012 - $1.2 million).

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2011(1)	2,971	$16.98
Exercised (2)	(1,366)	16.01
Forfeited (1)	(80)	21.27
Balance, December 31, 2012(1)	1,525	$16.79
Exercised (2)	(341)	15.77
Forfeited (1)	(4)	28.45
Balance, June 30, 2013(1)	1,180	$16.07

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at June 30, 2013:

	Exercise Prices Applying Original Grant Price					Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date
PRICE RANGE	Number Outstanding at June 30, 2013(000s)	Weighted Average Grant Price	Weighted Average Remaining Term (years)	Number Exercisable at June 30, 2013 (000s)	Weighted Average Exercise Price	Number Outstanding at June 30, 2013(000s)	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Number Exercisable at June 30, 2013 (000s)	Weighted Average Exercise Price
$2.92 to $10.50	—	$—	—	—	$—	327	$7.44	0.3	327	$7.44
$10.51 to $18.00	352	17.88	0.3	352	17.89	140	14.38	1.0	140	14.38
$18.01 to $25.50	124	22.44	1.1	124	22.44	645	19.36	1.4	643	19.36
$25.51 to $33.00	668	27.83	1.5	667	27.82	59	28.97	1.8	48	28.85
$33.01 to $40.50	33	35.79	2.2	21	35.55	8	34.57	2.0	7	34.37
$40.51 to $47.72	3	45.02	2.5	2	45.06	1	41.53	2.5	1	41.53
$2.92 to $47.72	1,180	$24.56	1.1	1,166	$24.42	1,180	$16.07	1.1	1,166	$15.90

10.    NET INCOME PER SHARE
Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted and share rights were exercised. The treasury stock method is used to determine the dilutive effect of share awards and share rights whereby the potential conversion of share awards, the estimated proceeds from the exercise of share rights and the amount of compensation expense, if any, attributed to future services not yet recognized are assumed to be used to purchase common shares at the average market price during the periods.

	Three Months Ended June 30
	2013			2012
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$36,192	123,271	$0.29	$157,280	119,387	$1.32
Dilutive effect of share awards	—	462	—	—	1,152	—
Dilutive effect of share rights	—	629	—	—	452	—
Net income - diluted	$36,192	124,362	$0.29	$157,280	120,991	$1.30

	Six Months Ended June 30
	2013			2012
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$46,341	122,883	$0.37	$200,238	118,975	$1.68
Dilutive effect of share awards	—	543	—	—	1,325	—
Dilutive effect of share rights	—	712	—	—	539	—
Net income - diluted	$46,341	124,138	$0.37	$200,238	120,839	$1.66

11.    INCOME TAXES
The provision for income taxes has been computed as follows:

	Six Months Ended June 30
	2013	2012
Net income before income taxes	$64,148	$310,283
Expected income taxes at the statutory rate of 25.51% (2012 – 25.45%)(1)	16,364	78,967
Increase (decrease) in income taxes resulting from:
Share-based compensation	4,830	4,886
Effect of rate adjustments for foreign jurisdictions	(3,595)	22,573
Other	208	3,619
Income tax expense	$17,807	$110,045

(1)	The change in statutory rate is related to changes in the provincial apportionment of income.

12.    REVENUES

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Petroleum and natural gas revenues	$340,070	$284,632	$611,859	$625,787
Royalty charges	(62,010)	(46,020)	(107,288)	(99,014)
Royalty income	941	(384)	2,097	1,816
Revenues, net of royalties	$279,001	$238,228	$506,668	$528,589

13. FINANCING COSTS

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Bank loan and other	$2,865	$3,144	$4,480	$5,684
Long-term debt	7,732	6,168	15,394	12,281
Accretion on asset retirement obligations	1,690	1,652	3,350	3,279
Debt financing costs	2,117	830	2,156	849
Financing costs	$14,404	$11,794	$25,380	$22,093

14.     SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Unrealized foreign exchange loss	$4,919	$8,105	$8,736	$2,112
Realized foreign exchange gain	(1,565)	(1,225)	(3,601)	(100)
Foreign exchange loss	$3,354	$6,880	$5,135	$2,012

15.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Foreign Currency Risk

At June 30, 2013, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	July to October 2013	US$ 1.00 million	1.0433	(1)
Monthly average collar	July to December 2013	US$ 1.00 million	1.0000 – 1.0725	(1)
Monthly average collar	July to December 2013	US$ 1.00 million	1.0100 – 1.0720	(1)
Monthly average collar	July to December 2013	US$ 1.00 million	1.0200 – 1.0575	(1)
Monthly average collar	July to December 2013	US$ 1.00 million	1.0200 – 1.0655	(1)
Monthly average collar	July to December 2013	US$ 1.00 million	1.0250 – 1.0702	(1)
Monthly average collar	July to December 2013	US$ 2.00 million	1.0300 – 1.0650	(1)
Monthly forward spot sale	July to December 2013	US$ 1.00 million	1.0320	(1)(3)
Monthly forward spot sale	July to December 2013	US$ 2.00 million	1.0336	(1)(3)
Monthly forward spot sale	July to December 2013	US$ 2.00 million	1.0346	(1)(3)
Monthly forward spot sale	July to December 2013	US$ 2.00 million	1.0450	(1)(3)
Monthly forward spot sale	July to December 2013	US$ 2.00 million	1.0500	(1)(3)
Monthly forward spot sale	July to December 2013	US$ 1.00 million	1.0530	(1)(3)
Monthly forward spot sale	July to December 2013	US$ 1.00 million	1.0547	(1)(3)
Monthly forward spot sale	July to December 2013	US$ 6.50 million	1.0236	(2)
Monthly forward spot sale	July to December 2013	US$ 1.00 million	1.0300	(1)(3)
Monthly average rate forward	July to December 2013	US$ 1.00 million	1.0274	(1)(3)
Monthly average rate forward	July to December 2013	US$ 3.75 million	1.0436	(1)
Monthly average collar	July to December 2013	US$ 0.25 million	0.9700 – 1.0310	(1)
Monthly average rate forward	July 2013 to December 2014	US$ 2.00 million	1.0394	(2)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0300 – 1.0600	(1)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0350 – 1.1100	(1)(4)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0375 – 1.1100	(1)(4)
Monthly average collar	January to December 2014	US$ 0.50 million	1.0400 – 1.1100	(1)(4)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0430 – 1.1100	(1)(4)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0450 – 1.1100	(1)(4)
Monthly average collar	January to December 2014	US$ 1.00 million	1.0500 – 1.1100	(1)(4)
Sold call option	January to December 2014	US$ 0.50 million	1.0582	(1)(5)
Sold call option	January to December 2014	US$ 0.50 million	1.0620	(1)(5)
Sold call option	January to December 2014	US$ 0.50 million	1.0739	(1)(5)
Sold call option	January to December 2014	US$ 0.50 million	1.0724	(1)(5)
Sold call option	January to December 2014	US$ 0.50 million	1.0700	(1)(5)
Sold call option	January to December 2014	US$ 0.50 million	1.0725	(1)(5)
Sold call option	January to December 2014	US$ 0.50 million	1.0738	(1)(5)

(1)	Actual contract rate (CAD/USD).

(2)	Based on the weighted average contract rates (CAD/USD).

(3)	Counterparty has the option to extend the term by twelve months.
(4) Monthly sales price above the upper end of the price collar will result in settlement at the lower end of the price collar.
(5) Counterparty has the option to enter into a monthly average rate forward for the periods, amounts per month and sales prices noted.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012
U.S. dollar denominated	US$134,940	US$124,048	US$205,058	US$201,980

Subsequent to June 30, 2013, Baytex added the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference
Monthly forward spot sale	July to December 2013	US$ 0.50 million	1.0775	(1)
Monthly average rate forward	July to December 2013	US$ 0.50 million	1.0750	(1)
Sold call option	January to December 2014	US$ 0.50 million	1.0775	(1)(2)
Sold call option	January to December 2014	US$ 0.50 million	1.0750	(1)(2)

(1)	Actual contract rate (CAD/USD).
(2) Counterparty has the option to enter into a monthly average rate forward for the periods, amounts per month and sales price noted.

Interest Rate Risk

As at June 30, 2013, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay fixed, receive floating	July 2013 to September 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	July 2013 to September 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company’s risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At June 30, 2013, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	July to September 2013(2)	2,000 bbl/d	US$101.60	WTI
Fixed – Sell	July to December 2013	13,000 bbl/d	US$96.56	WTI
Fixed – Sell	July to December 2013(2)	1,000 bbl/d	US$99.50	WTI
Fixed – Sell	July to December 2013(2)	1,000 bbl/d	US$99.00	WTI
Fixed – Sell	July to December 2013(2)	1,000 bbl/d	US$104.70	WTI
Fixed – Sell	January to March 2014	2,000 bbl/d	US$99.44	WTI
Fixed – Sell	January to June 2014	250 bbl/d	US$100.70	WTI
Fixed – Sell	April to June 2014	1,000 bbl/d	US$99.53	WTI
Sold call option(3)	January to December 2014	2,000 bbl/d	US$95.00	WTI
Sold call option(3)	January to December 2014	1,500 bbl/d	US$96.00	WTI
Fixed – Buy	January to December 2014	380 bbl/d	US$101.06	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to extend the term by six months.

(3)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	July to October 2013	2,500 mmBtu/d	US$4.16	NYMEX
Price collar	July to October 2013	10,000 mmBtu/d	US$3.50 - US$3.75	NYMEX
Fixed – Sell	July to December 2013	2,000 GJ/d	$3.37	AECO
Fixed – Sell	July to December 2013	5,000 mmBtu/d	US$4.05	NYMEX
Basis swap	July to December 2013	2,000 mmBtu/d	NYMEX less US$0.375	AECO
Basis swap	July to December 2013	1,000 mmBtu/d	NYMEX less US$0.388	AECO
Basis swap	July to December 2013	2,000 mmBtu/d	NYMEX less US$0.428	AECO
Price collar	November 2013 to March 2014	10,000 mmBtu/d	US$4.00 – US$4.50	NYMEX
Price collar	November 2013 to March 2014	2,500 mmBtu/d	US$4.20 – US$4.60	NYMEX
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Realized gain on financial derivatives	$(8,768)	$(10,480)	$(12,896)	$(3,340)
Unrealized loss (gain) on financial derivatives	451	(47,384)	12,346	(43,182)
Gain on financial derivatives	$(8,317)	$(57,864)	$(550)	$(46,522)

Subsequent to June 30, 2013, Baytex added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed – Sell	July 2013	4,000 bbl/d	US$107.75	WTI
Fixed – Sell	July to September 2013	6,500 bbl/d	US$101.90	WTI
Fixed – Sell	July to November 2013	1,000 bbl/d	US$100.00	WTI
Fixed – Sell	August 2013	4,000 bbl/d	US$107.10	WTI
Sold call option(2)	August 2013	2,000 bbl/d	US$105.25	WTI
Fixed – Sell	September 2013	2,500 bbl/d	US$105.45	WTI
Sold call option(2)	September 2013	2,500 bbl/d	US$104.00	WTI
Fixed – Sell	October to December 2013	7,000 bbl/d	US$101.94	WTI
Sold call option(2)	October to December 2013	2,500 bbl/d	US$102.20	WTI
Fixed – Sell	October 2013 to March 2014	1,000 bbl/d	US$100.50	WTI
Fixed – Sell	December 2013 to March 2014	1,000 bbl/d	US$98.50	WTI
Sold call option(2)	December 2013 to March 2014	1,000 bbl/d	US$98.00	WTI
Fixed – Sell	January to March 2014	500 bbl/d	US$99.00	WTI
Fixed – Sell	January to June 2014	500 bbl/d	US$99.75	WTI
Fixed – Sell	January to December 2014	500 bbl/d	US$99.25	WTI
Sold call option(2)	January to December 2014	1,000 bbl/d	US$97.00	WTI
Fixed – Sell	April to June 2014	2,000 bbl/d	US$100.50	WTI
Sold call option(2)	April 2014 to March 2015	2,000 bbl/d	US$94.00	WTI
Fixed – Sell	July to December 2014	1,500 bbl/d	US$95.28	WTI
Sold call option(2)	July to December 2014	1,000 bbl/d	US$95.00	WTI
Sold call option(2)	July 2014 to June 2015	500 bbl/d	US$95.00	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Physical Delivery Contracts

As at June 30, 2013, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)
WCS Blend	July 2013 to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	July to December 2013	2,000 bbl/d	WTI less US$21.50
WCS Blend	July to December 2013	2,750 bbl/d	WTI x 80.00%
WCS Blend	July to December 2013	2,750 bbl/d	WTI less US$21.00

(1)	Based on the weighted average price/unit for the remainder of the contract.

Condensate (diluent)	Period	Volume	Price/Unit
Fixed – Buy	July to December 2013	160 bbl/d	WTI plus US$3.10

At June 30, 2013, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

Heavy Oil	Period	Term Volume
Raw bitumen	July to September 2013	11,700 bbl/d
Raw bitumen	October to December 2013	11,700 bbl/d
Raw bitumen	January to March 2014	4,000 bbl/d
Raw bitumen	April to June 2014	3,675 bbl/d

16.     CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS
On August 4, 2011, Baytex filed a Short Form Base Shelf Prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus").  The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $500 million (Canadian).

On July 19, 2012, Baytex issued $300 million of 6.625% Series C senior unsecured debentures due July 19, 2022 at par. The offering was made by way of a prospectus supplement dated July 10, 2012 to the Shelf Prospectus.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

The following tables present condensed interim unaudited consolidating financial information as at June 30, 2013, and December 31, 2012 and for the three and six months ended June 30, 2013 and 2012 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
As at June 30, 2013
Current assets	$7	$216,411	$218	$—	$216,636
Intercompany advances and investments	1,665,897	(524,495)	86,539	(1,227,941)	—
Non-current assets	2,432	2,487,878	—	—	2,490,310
Current liabilities	40,060	269,261	255	—	309,576
Bank loan and long-term debt	449,856	225,434	—	—	675,290
Asset retirement obligation and other non-current liabilities	$—	$456,803	$—	$—	$456,803

As at December 31, 2012
Current assets	$4	$194,086	$249	$—	$194,339
Intercompany advances and investments	1,756,923	(555,059)	70,298	(1,272,162)	—
Non-current assets	2,435	2,341,303	—	—	2,343,738
Current liabilities	39,478	179,503	214	—	219,195
Bank loan and long-term debt	441,195	116,394	—	—	557,589
Asset retirement obligation and other non-current liabilities	$—	$461,881	$—	$—	$461,881

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the six months ended June 30, 2013
Revenues, net of royalties	$14,302	$506,638	$12,639	$(26,911)	$506,668
Production, operation and exploration	—	139,792	—	—	139,792
Transportation and blending	—	87,576	—	—	87,576
General, administrative and unit-based compensation	(30)	40,955	73	30	41,028
Financing, derivatives, foreign exchange and other (gains)/losses	23,874	12,082	(1)	(26,941)	9,014
Depletion and depreciation	—	165,110	—	—	165,110
Income tax expense	—	17,807	—	—	17,807
Net income (loss)	$(9,542)	$43,316	$12,567	$—	$46,341

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended June 30, 2013
Revenues, net of royalties	8,550	278,626	6,406	(14,581)	279,001
Production, operation and exploration	—	70,994	—	—	70,994
Transportation and blending	—	41,440	—	—	41,440
General, administrative and unit-based compensation	(375)	20,383	51	375	20,434
Financing, derivatives, foreign exchange and other (gains)/losses	13,108	11,285	4	(14,956)	9,441
Depletion and depreciation	—	86,529	—	—	86,529
Income tax expense	—	13,971	—	—	13,971
Net income (loss)	(4,183)	34,024	6,351	—	36,192

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the six months ended June 30, 2012
Revenues, net of royalties	$11,708	$529,215	$8,324	$(20,658)	$528,589
Production, operation and exploration	—	122,184	—	—	122,184
Transportation and blending	—	109,527	—	—	109,527
General, administrative and share-based compensation	626	41,400	126	(626)	41,526
Financing, derivatives, foreign exchange and other (gains)/losses	12,533	(190,327)	3	(20,032)	(197,823)
Depletion and depreciation	—	142,892	—	—	142,892
Income tax expense	—	110,045	—	—	110,045
Net income (loss)	$(1,451)	$193,494	$8,195	$—	$200,238

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the three months ended June 30, 2012
Revenues, net of royalties	5,875	238,479	4,418	(10,544)	238,228
Production, operation and exploration	—	61,434	—	—	61,434
Transportation and blending	—	47,790	—	—	47,790
General, administrative and share-based compensation	251	23,454	28	(251)	23,482
Financing, derivatives, foreign exchange and other (gains)/losses	9,155	(213,458)	—	(10,293)	(214,596)
Depletion and depreciation	—	70,581	—	—	70,581
Income tax expense	—	92,257	—	—	92,257
Net income (loss)	(3,531)	156,421	4,390	—	157,280

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the six months ended June 30, 2013
Cash provided by (used in):
Operating activities	$14,464	$241,265	$(249)	$—	$255,480

Payment of dividends	(115,680)	—	—	—	(115,680)
Decrease in bank loan	—	109,040	—	—	109,040
Change in intercompany loans	111,059	(111,059)	—	—	—
Increase in equity	5,301	—	—	—	5,301
Interest paid	(15,144)	(6,855)	—	—	(21,999)
Financing activities	(14,464)	(8,874)	—	—	(23,338)

Additions to exploration and evaluation assets	—	(5,063)	—	—	(5,063)
Additions to oil and gas properties	—	(339,293)	—	—	(339,293)
Property acquisition	—	(54)	—	—	(54)
Proceeds from divestitures	—	44,232	—	—	44,232
Additions to other plant and equipment, net of disposals	—	(4,720)	—	—	(4,720)
Change in non-cash working capital	—	74,935	—	—	74,935
Investing activities	—	(229,963)	—	—	(229,963)

Impact of foreign currency translation on cash balances	$—	$(1,662)	$—	$—	$(1,662)

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Consolidation Adjustments	Total Consolidated
For the six months ended June 30, 2012
Cash provided by (used in):
Operating activities	$11,396	$251,897	$10,769	$—	$274,062

Payment of dividends	(109,355)	—	—	—	(109,355)
Increase in bank loan	—	83,860	—	—	83,860
Increase (decrease) in intercompany loans	94,753	(21,108)	(73,645)	—	—
Increase in investments	—	(73,645)	—	73,645	—
Increase in equity	15,064	—	73,645	(73,645)	15,064
Interest paid	(11,858)	4,399	(10,769)	—	(18,228)
Financing activities	(11,396)	(6,494)	(10,769)	—	(28,659)

Additions to exploration and evaluation assets	—	(7,694)	—	—	(7,694)
Additions to oil and gas properties	—	(231,119)	—	—	(231,119)
Property acquisitions	—	(12,509)	—	—	(12,509)
Proceeds from divestitures	—	317,402	—	—	317,402
Current income tax expense on divestiture		(16,664)			(16,664)
Additions to other plant and equipment, net of disposals	—	(6,667)	—	—	(6,667)
Change in non-cash working capital	—	16,842	—	—	16,842
Investing activities	—	59,591	—	—	59,591

Impact of foreign currency translation on cash balances	$—	$(375)	$—	$—	$(375)